Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2023 and an Increase to its Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - February 14, 2024) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months and year ended December 31, 2023. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.40 per share.
Results for the three months ended December 31, 2023 and 2022
For the three months ended December 31, 2023, the Company had net income of $120.9 million, or $2.43 basic and $2.34 diluted earnings per share.
For the three months ended December 31, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $142.2 million, or $2.85 basic and $2.75 diluted earnings per share, which excludes from net income (i) a $7.3 million, or $0.15 per basic and $0.14 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, (ii) a $4.9 million, or $0.10 per basic and $0.09 per diluted share, gain on the sale of a vessel, (iii) an $8.4 million, or $0.17 per basic and $0.16 per diluted share, acceleration of the amortization of restricted stock awards which was triggered by the departure of the Company’s former CFO in October 2023, and (iv) a $10.5 million, or $0.21 per basic and $0.20 per diluted share, write-off of previously incurred costs related to the options to purchase scrubbers on 11 MR product tankers which expired unexercised (discussed below).
For the three months ended December 31, 2022, the Company had net income of $264.4 million, or $4.74 basic and $4.37 diluted earnings per share.
For the three months ended December 31, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $256.0 million, or $4.59 basic and $4.24 diluted earnings per share, which excludes from net income (i) a $12.7 million, or $0.23 per basic and $0.21 per diluted share, gain recorded upon the reversal of a previously recorded impairment, and (ii) $4.3 million, or $0.08 per basic and $0.07 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain debt or lease financing obligations and related debt extinguishment costs.
Results for the year ended December 31, 2023 and 2022
For the year ended December 31, 2023, the Company had net income of $546.9 million, or $10.44 basic and $10.03 diluted earnings per share.
For the year ended December 31, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $570.3 million, or $10.89 basic and $10.46 diluted earnings per share, which excludes from net income (i) a $16.5 million, or $0.32 per basic and $0.30 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, (ii) a $12.0 million, or $0.23 per basic and $0.22 per diluted share, gain on the sale of vessels, (iii) an $8.4 million, or $0.16 per basic and $0.15 per diluted share, acceleration of the amortization of restricted stock awards which was triggered by the departure of the Company’s former CFO in October 2023, and (iv) a $10.5 million, or $0.20 per basic and $0.19 per diluted share, write-off of costs related to the options to purchase scrubbers on 11 MR product tankers which expired unexercised.
For the year ended December 31, 2022, the Company had net income of $637.3 million, or $11.49 basic and $10.34 diluted earnings per share.
For the year ended December 31, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $702.0 million, or $12.66 basic and $11.36 diluted earnings per share, which excludes from net income (i) a $66.5 million, or $1.20 per basic and $1.05 per diluted share, aggregate net loss on the sale of vessels, (ii) a $12.7 million, or $0.23 per basic and $0.20 per diluted share, gain recorded upon the reversal of a previously recorded impairment, (iii) $11.5 million, or $0.21 per basic and $0.18 per diluted share, write-off or acceleration of the amortization of deferred financing fees on debt or lease financing obligations and related debt extinguishment costs, and (iv) $0.5 million, or $0.01 per basic and $0.01 per diluted share, gain recorded on the repurchases of the Company’s Convertible Notes Due 2025.

Declaration of Dividend
On February 13, 2024, the Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of March 27, 2024 to all shareholders of record as of March 8, 2024 (the record date). As of February 14, 2024, there were 53,107,765 common shares of the Company outstanding.
Summary of Fourth Quarter 2023 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the first quarter of 2024 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$57,000	2,600	68%	$30,750	875	100%
MR	$34,500	4,650	59%	$21,700	400	100%
Handymax	$32,500	1,250	55%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the fourth quarter of 2023:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$38,431	$31,149
MR	$32,080	$21,824
Handymax	$30,427	N/A
•In February 2024, the Company gave notice to exercise the purchase options on four lease financed product tankers consisting of two MRs (STI Gramercy and STI Queens) and two LR2s (STI Oxford and STI Selatar) that are currently financed on the 2022 AVIC Lease Financing. The purchases, which are expected to close in the second quarter of 2024, will result in a debt reduction of $102.4 million.
•In January 2024, the Company gave notice to exercise its purchase options on one 2015 built MR product tanker (STI Westminster) and four 2014 built Handymax product tankers (STI Brixton, STI Comandante, STI Pimlico and STI Finchley) which are currently financed on the 2021 CMBFL Lease Financing. The purchases, which are expected to close in the first half of 2024, will result in a debt reduction of $61.1 million.
•In January 2024, the Company entered into an agreement to sell the 2015 built MR vessel, STI Tribeca, for $39.1 million. The sale of this vessel is expected to close within the first quarter of 2024. The Company expects there will be no debt repayment as a result of this sale, as this vessel is in the process of being replaced by one of its unencumbered vessels, STI Galata, as collateral on the 2023 $1.0 Billion Credit Facility.
•During the fourth quarter of 2023, the Company made $497.1 million in unscheduled debt and lease repayments and from January 1 through February 13, 2024, the Company made an additional $171.1 million of unscheduled debt and lease repayments.
•In December 2023, the Company gave notice to exercise its purchase options on three 2015 built MR product tankers (STI Black Hawk, STI Notting Hill and STI Pontiac) that are currently financed on the 2021 TSFL Lease Financing. The purchases, which are expected to close in the first quarter of 2024, will result in a debt reduction of $45.6 million.
•In November 2023, the Company sold the 2012 built MR product tanker, STI Amber, for $33.7 million. Prior to the closing of this transaction, the Company exercised the purchase option on this vessel on the BCFL Lease Financing (MRs) for a purchase price of $8.2 million.

•In October 2023, the Company drew down $50.2 million from the 2023 $94.0 Million Credit Facility and placed two LR2 product tankers as collateral under this facility.
•During the fourth quarter of 2023, the Company drew down $324.6 million from the 2023 $1.0 Billion Credit Facility (split evenly between the term loan and the revolver) and placed eight LR2 product tankers and five MR product tankers as collateral under the facility. In January 2024, the Company drew down $99.0 million from this credit facility and placed two Handymax product tankers and four MR Product tankers as collateral under the facility.
•The Company’s options to purchase scrubbers on 11 MR product tankers recently expired unexercised. As a result, the Company will not incur an estimated $23.1 million in incremental equipment and installation costs and an estimated 355 days that the vessels were expected to be off-hire during 2024. In the fourth quarter of 2023, the Company wrote-off $10.5 million relating to previously incurred deposits and installation costs on these scrubbers due to the expiration of this agreement. The Company currently has 86 scrubbers installed on its fleet.
Securities Repurchase Program
From October 1, 2023 through February 13, 2024, the Company repurchased 241,288 of its common shares in the open market at an average price of $49.88 per share under the 2023 Securities Repurchase Program.
On November 9, 2023, the Company’s Board of Directors replenished the 2023 Securities Repurchase Program to purchase up to an aggregate of $250.0 million of the Company’s securities which, in addition to its common shares also consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA). This program reset the program that was previously replenished on May 31, 2023.
There is $250.0 million available under the 2023 Securities Repurchase Program as of February 13, 2024.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three months and year ended December 31, 2023, the Company’s basic weighted average number of shares outstanding were 49,799,818 and 52,369,269 respectively. For the three months and year ended December 31, 2023, the Company’s diluted weighted average number of shares outstanding were 51,637,739 and 54,527,747, respectively, which included the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan.
Conference Call
On Wednesday, February 14, 2024, the Company plans to issue its fourth quarter 2023 earnings press release in the morning (Eastern Standard Time) and host a conference call at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.
Title: Scorpio Tankers Inc. Fourth Quarter 2023 Conference Call
Date: Wednesday, February 14, 2024
Time: 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/q3f2wm2d
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1 833-636-1321
International Dial-In Number: 1 412-902-4260
Please ask to join the Scorpio Tankers Inc call
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of February 13, 2024, the Company had $440.5 million in unrestricted cash and cash equivalents and $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility.
Debt
The following table sets forth the unscheduled debt and lease repayments that the Company has recently completed or are pending, including those announced as of February 13, 2024.

Facility	Repayment date	Principal balance repaid (in millions)		Vessels
CSSC Lease Financing	Oct-23	110.4		STI Gladiator*, STI Goal*, STI Gratitude*, STI Guide** and STI Gauntlet**
IFRS 16 - Leases - $670.0 Million	Oct-23	85.5		STI Maximus*, STI Lily* and STI Lotus*
BCFL Lease Financing (MRs)	Nov-23	8.2		STI Amber***
2020 TSFL Lease Financing	Nov-23	38.1		STI Galata and STI La Boca
2020 SPDBFL Lease Financing	Nov-23	39.5		STI Donald C Trauscht* and STI Esles II*
BCFL Lease Financing (MRs)	Dec-23	7.4		STI Ruby
BCFL Lease Financing (LR2s)	Dec-23	58.4		STI Stability*, STI Solace* and STI Solidarity*
IFRS 16 - Leases - 3 MR	Dec-23	29.1	(1)	STI Beryl, STI Larvotto and STI Le Rocher
2021 $146.3 Million Lease Financing	Dec-23	120.5		STI Rotherhithe, STI Hammersmith, STI Broadway, STI Connaught, STI Lauren and STI Winnie
Total unscheduled repayments - Q4 2023		$497.1

Prudential Credit Facility	Jan-24	33.7		STI Acton*, STI Camden* and STI Clapham
2020 SPDBFL Lease Financing	Jan-24	38.3		STI Jardins* and STI San Telmo*
2021 AVIC Lease Financing	Jan-24	77.4		STI Soho*, STI Osceola*, STI Memphis and STI Lombard
BCFL Lease Financing (MRs)	Jan-24	21.7		STI Topaz, STI Garnet and STI Onyx
Total unscheduled repayments - paid in 2024		$171.1

2021 TSFL Lease Financing	Mar-24	45.6		STI Black Hawk, STI Pontiac and STI Notting Hill
2021 CMBFL Lease Financing	Mar-24	45.3		STI Comandante, STI Brixton, STI Pimlico and STI Finchley
2021 CMBFL Lease Financing	Apr-24	15.8		STI Westminster
2022 AVIC Lease Financing	May-24	39.6		STI Gramercy and STI Queens
2022 AVIC Lease Financing	Jun-24	62.8		STI Oxford and STI Selatar
Total unscheduled repayments - pending		$209.1

(1) The principal balance repaid includes the contractual repurchase price of $41.5 million in aggregate for all three vessels, less a seller’s credit, from the inception of the lease, of $13.1 million, plus the final charterhire payment of $0.7 million.

* Vessel subsequently collateralized on the 2023 $1.0 Billion Credit Facility
** Vessel subsequently collateralized on the 2023 $94.0 Million Credit Facility
*** Vessel sold in Q4 2023

Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of September 30, 2023	Outstanding Principal as of December 31, 2023	Outstanding Principal as of February 13, 2024	Pro-forma Outstanding Principal as of February 13, 2024 (4)
1	Prudential Credit Facility (1)	$35,126	$33,740	$—	$—
2	BNPP Sinosure Credit Facility	75,121	69,667	69,667	69,667
3	2023 $225.0 Million Credit Facility	208,050	199,575	191,100	191,100
4	2023 $49.1 Million Credit Facility	46,780	45,626	45,626	45,626
5	2023 $117.4 Million Credit Facility	113,142	108,890	108,890	108,890
6	2023 $1.0 Billion Credit Facility (2)	269,344	564,907	663,907	663,907
7	2023 $94.0 Million Credit Facility (3)	43,750	92,908	91,584	91,584
8	Ocean Yield Lease Financing	26,141	25,376	25,114	25,114
9	BCFL Lease Financing (LR2s) (1)	60,157	—	—	—
10	CSSC Lease Financing (1)	110,353	—	—	—
11	BCFL Lease Financing (MRs) (1)	40,820	21,653	—	—
12	2020 TSFL Lease Financing (1)	38,117	—	—	—
13	2020 SPDBFL Lease Financing (1)	78,640	38,300	—	—
14	2021 AVIC Lease Financing (1)	79,196	77,383	—	—
15	2021 CMBFL Lease Financing	63,155	61,525	61,120	—
16	2021 TSFL Lease Financing (1)	46,712	45,617	45,617	—
17	2021 $146.3 Million Lease Financing (1)	123,815	—	—	—
18	2021 Ocean Yield Lease Financing	59,557	58,083	57,586	57,586
19	2022 AVIC Lease Financing (1)	106,927	104,635	104,635	—
20	IFRS 16 - Leases - 3 MR (1)	14,713	—	—	—
21	IFRS 16 - Leases - $670.0 Million (1)	85,508	—	—	—
22	Unsecured Senior Notes Due 2025	70,571	70,571	70,571	70,571
	Gross debt outstanding	1,795,695	1,618,456	1,535,417	1,324,045
	Cash and cash equivalents	364,908	355,551	440,511	229,139
	Net debt	$1,430,787	$1,262,905	$1,094,906	$1,094,906
(1)    Refer to the preceding table for a description of unscheduled payment activity that has recently occurred or is expected to occur.

(2)    In November and December 2023, the Company drew down an aggregate of $324.6 million from this facility (split evenly between the term loan and the revolver) and 13 of the Company's vessels (STI Lotus, STI Lily, STI Gladiator, STI Gratitude, STI Goal, STI Stability, STI Solace, STI Solidarity, STI Maximus, STI Leblon, STI Bosphorus, STI Donald C Trauscht and STI Esles II) were placed as collateral under the facility. In January 2024, the Company drew down an aggregate of $99.0 million from this facility (split evenly between the term loan and the revolver) and six of the Company's vessels (STI Acton, STI Camden, STI Jardins, STI Osceola, STI Soho and STI San Telmo) were placed as collateral under the facility. There is currently $288.2 million available under the revolving portion of this facility and no further amounts available to draw under the term portion.
The amounts drawn, and the currently available $288.2 million under the revolving portion of the facility, are scheduled to be repaid and/or permanently reduced in aggregate amounts of $33.1 million per quarter through June 30, 2025 and gradually decreasing from $26.4 million to $21.3 million per quarter in years three through five of the loan, with a balloon payment due at the maturity date.
(3)    In October 2023, the Company drew down $50.2 million from the 2023 $94.0 Million Credit Facility and two vessels (STI Guide and STI Gauntlet) were placed as collateral under the facility. The facility, including amounts previously drawn, is scheduled to be repaid in aggregate repayments of $2.4 million per quarter with a balloon payment due at maturity.
(4)    Amounts reflect the balances as of February 13, 2024, adjusted for previously announced unscheduled debt and lease repayments which are expected to occur between February 14, 2024 and June 30, 2024.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of December 31, 2023, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements and Senior Notes Due 2025 (which also include actual scheduled payments made from January 1, 2024 through February 13, 2024):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - announced vessel purchases and maturities in 2024 and 2025	Vessel financings - scheduled repayments, in addition to maturities in 2026 and thereafter	Total (1)	Repayments of new borrowings after December 31, 2023 (4)	Pro forma, including new borrowing
January 1, 2024 to February 13, 2024 (2)	$—	$171.1	$11.0	$182.1	$—	$182.1
Remaining Q1 2024 (2)	—	90.9	39.3	130.2	4.0	134.2
Q2 2024 (2)	—	118.2	53.0	171.2	4.0	175.2
Q3 2024	—	—	47.6	47.6	4.0	51.6
Q4 2024	—	—	53.0	53.0	4.1	57.1
Q1 2025	—	—	47.6	47.6	4.0	51.6
Q2 2025	70.6	—	47.0	117.6	4.0	121.6
Q3 2025	—	—	37.0	37.0	4.0	41.0
Q4 2025 (3)	—	55.4	33.5	88.9	4.1	93.0
2026 and thereafter	—	—	743.3	743.3	66.8	810.1
	$70.6	$435.6	$1,112.3	$1,618.5	$99.0	$1,717.5
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of December 31, 2023.
(2)    Includes the unscheduled payment activity that has recently occurred or is expected to occur as described in the preceding section describing unscheduled debt and lease repayments.
(3)    Includes the scheduled maturity payment of $55.4 million on the BNPP Sinosure Credit Facility.
(4)    Reflects the scheduled repayments on the amounts borrowed in January 2024 on the 2023 $1.0 Billion Credit Facility.

Drydock and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock and ballast water treatment system ("BWTS") activity that occurred during the fourth quarter of 2023 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks and ballast water treatment system installations through 2024 and 2025:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate off-hire days (2)	LR2s	MRs	Handymax
Q4 2023 - actual(a)	6.0	76	3	1	0
Q1 2024 - estimated(b)	11.3	200	1	7	0
Q2 2024 - estimated(b)	10.7	200	0	7	3
Q3 2024 - estimated(b)	17.8	320	4	8	4
Q4 2024 - estimated(b)	21.2	380	4	8	7
FY 2025	25.5	440	10	12	0
(1)    These costs include estimated cash payments for drydocks and ballast water treatment system installations. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Represents the total estimated off-hire days during the period, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock and/or ballast water treatment system installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock and ballast water treatment system installation times are finalized.
(a)    Includes one BWTS installation.
(b)    The Company’s options to purchase scrubbers on 11 MR product tankers recently expired unexercised. In the fourth quarter of 2023, the Company wrote-off $10.5 million relating to previously incurred deposits and installation costs on these scrubbers due to the expiration of this agreement.
Explanation of Variances on the Fourth Quarter of 2023 Financial Results Compared to the Fourth Quarter of 2022
For the three months ended December 31, 2023, the Company recorded net income of $120.9 million compared to net income of $264.4 million for the three months ended December 31, 2022. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2023, and 2022:

	For the three months ended December 31,
In thousands of U.S. dollars	2023	2022
Vessel revenue	$336,313	$493,717
Voyage expenses	(2,245)	(33,429)
TCE revenue	$334,068	$460,288

•TCE revenue for the three months ended December 31, 2023 decreased by $126.2 million to $334.1 million, from $460.3 million for the three months ended December 31, 2022. Overall, the average daily TCE revenue decreased to $32,949 per day during the three months ended December 31, 2023, from $45,679 per day during the three months ended December 31, 2022. The average number of vessels was 111.5 during the three months ended December 31, 2023 as compared to 113.0 during the three months ended December 31, 2022.
◦TCE revenue for the three months ended December 31, 2023 remained strong despite a decline in daily TCE rates when compared to the same period in the prior year. The fourth quarter of 2022 reflected several key events and market conditions (discussed below) occurring simultaneously, which led to a spike in daily TCE rates. The fourth quarter of 2023 reflected a more normalized seasonal pattern whereby demand increased from the third quarter of 2023 as the northern hemisphere entered into the winter months. This increase was partially offset by elevated refinery maintenance in the U.S., Middle East and Asia which led to a slight reduction in seaborne volumes. Despite this elevated refinery maintenance, demand for the Company's vessels remained robust in the fourth quarter of 2023, driven by growing underlying consumption for refined petroleum products set against the backdrop of a modest newbuilding orderbook.
◦TCE revenue for the three months ended December 31, 2022 reflected the strength in the product tanker market that began in the first quarter of 2022 as a result of several catalysts. Initially, the easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This demand, combined with low global refined petroleum product inventories and strong refining margins, incentivized refiners to increase and maintain high utilization levels which drove substantial increases in refined petroleum product export volumes throughout the world. Additionally, the volatility brought on by the conflict in Ukraine disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for the seaborne transportation of refined petroleum products. Export volumes also spiked during the fourth quarter of 2022 as European inventories built-up immediately prior to the implementation of sanctions on the export of Russian refined petroleum products, which took effect in February 2023.
The Company also had an increased number of vessels operating outside of the Scorpio pools during the three months ended December 31, 2022, which led to an increase in voyage revenue and voyage expenses for that period.
•Vessel operating costs for the three months ended December 31, 2023, decreased by $2.2 million to $83.9 million, from $86.2 million for the three months ended December 31, 2022. Vessel operating costs per vessel per day decreased to $8,181 per day for the three months ended December 31, 2023 from $8,289 per day for the three months ended December 31, 2022. Vessel operating costs per day decreased slightly among the LR2 and MR vessel classes with the largest decreases within stores and spares expenses. In the three months ended December 31, 2022, the easing of supply chain congestion (leading to a high volume of spares and stores deliveries), the completion of deferred repairs and maintenance, and generalized inflationary pressures all contributed to the higher operating costs during the period. The three months ended December 31, 2023 were also impacted by generalized inflationary pressures. In both the three months ended December 31, 2023 and 2022, crewing expenses included $2.0 million allocated to a provident fund dedicated to the Company's seafarers.
•Depreciation expense – owned or sale leaseback vessels for the three months ended December 31, 2023, increased by $7.1 million to $48.6 million, from $41.4 million for the three months ended December 31, 2022. This increase was attributable to the exercise of purchase options on all 21 lease financed vessels throughout 2023 that were previously accounted for as IFRS 16 - Leases consisting of nine in the second quarter; six in the third quarter; and six in the fourth quarter. The carrying values of these vessels were reclassified to Vessels from Right of Use Assets on the Company's balance sheet on the dates of purchase. Depreciation expense going forward from the dates of repurchase are recorded as a part of owned vessels.
•Depreciation expense - right of use assets for the three months ended December 31, 2023, decreased by $7.7 million to $2.1 million from $9.8 million for the three months ended December 31, 2022. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. This decrease was attributable to the exercise of purchase options on all 21 lease financed vessels throughout 2023 that were previously accounted for as IFRS 16 - Leases consisting of nine in the second quarter; six in the third quarter; and six in the fourth quarter. The carrying values of these vessels were reclassified to Vessels from Right of Use Assets on the Company's balance sheet on the dates of purchase. Depreciation expense going forward from the dates of repurchase are recorded as a part of owned vessels.

•General and administrative expenses for the three months ended December 31, 2023, increased by $5.7 million to $32.1 million, from $26.4 million for the three months ended December 31, 2022. This increase was primarily due to a one-time non-cash charge of $8.4 million for the acceleration of restricted stock amortization which was triggered by the departure of the Company's former CFO in October 2023. This increase was partially offset by an aggregate decrease in compensation related costs.

•Write-off of deposits on scrubbers for the three months ended December 31, 2023, of $10.5 million related to previously incurred deposits and installation costs on these scrubbers due to the recent expiration of the Company’s options to purchase scrubbers on 11 MR product tankers. As a result, the Company will not incur an estimated $23.1 million in incremental equipment and installation costs and an estimated 355 days that the vessels were expected to be off-hire during 2024. The Company currently has 86 scrubbers installed on its fleet.
•Financial expenses for the three months ended December 31, 2023 decreased by $2.5 million to $46.3 million, from $48.8 million for the three months ended December 31, 2022. This decrease was primarily attributable to the overall reduction in interest expense on debt, as the Company's average indebtedness decreased to $1.7 billion during the three months ended December 31, 2023, as compared to $2.3 billion during the three months ended December 31, 2022. Additionally:
•The Company recorded $7.3 million of debt extinguishment related costs during the three months ended December 31, 2023, as compared to $4.3 million during the three months ended December 31, 2022;
•The Company incurred $1.9 million in accretion of its Convertible Notes Due 2025 during the three months ended December 31, 2022. These convertible notes were converted in December 2022 and, therefore, no expense was incurred during the three months ended December 31, 2023; and
•The amortization of deferred financing fees increased to $2.8 million during the three months ended December 31, 2023, as compared to $1.3 million during the three months ended December 31, 2022, due to the entrance into new credit facilities during 2023.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2023	2022	2023	2022
Revenue
Vessel revenue	$336,313	$493,717	$1,341,222	$1,562,873

Operating expenses
Vessel operating costs	(83,937)	(86,169)	(315,582)	(323,725)
Voyage expenses	(2,245)	(33,429)	(13,243)	(92,698)
Depreciation - owned or sale leaseback vessels	(48,555)	(41,427)	(178,259)	(168,008)
Depreciation - right of use assets	(2,105)	(9,772)	(24,244)	(38,827)
General and administrative expenses	(32,128)	(26,384)	(106,255)	(88,131)
Write-off of deposits on scrubbers	(10,508)	—	(10,508)	—
Reversal of previously recorded impairment	—	12,708	—	12,708
Net gain (loss) on sales of vessels	4,892	—	12,019	(66,486)
Total operating expenses	(174,586)	(184,473)	(636,072)	(765,167)
Operating income	161,727	309,244	705,150	797,706
Other (expenses) and income, net
Financial expenses	(46,281)	(48,783)	(183,231)	(169,795)
Financial income	4,497	4,158	19,112	7,365
Other income (expenses), net	947	(216)	5,867	1,975
Total other expense, net	(40,837)	(44,841)	(158,252)	(160,455)
Net income	$120,890	$264,403	$546,898	$637,251

Earnings per share

Basic	$2.43	$4.74	$10.44	$11.49
Diluted	$2.34	$4.37	$10.03	$10.34
Basic weighted average shares outstanding	49,799,818	55,814,716	52,369,269	55,455,277
Diluted weighted average shares outstanding (1)	51,637,739	61,096,967	54,527,747	63,511,276

(1) The computation of diluted earnings per share for the three months ended December 31, 2023, includes the effect of potentially dilutive unvested shares of restricted stock. The computation of diluted earnings per share for the three months and year ended December 31, 2022, includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes Due 2022 and Convertible Notes Due 2025 under the if-converted method.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$355,551	$376,870
Accounts receivable	203,500	276,700
Prepaid expenses and other current assets	10,213	18,159
Inventories	7,816	15,620
Total current assets	577,080	687,349
Non-current assets
Vessels and drydock	3,577,935	3,089,254
Right of use assets for vessels	—	689,826
Other assets	65,440	83,754
Goodwill	8,197	8,197
Restricted cash	—	783
Total non-current assets	3,651,572	3,871,814
Total assets	$4,228,652	$4,559,163
Current liabilities
Current portion of long-term debt	$220,965	$31,504
Lease liability - sale and leaseback vessels	206,757	269,145
Lease liability - IFRS 16	—	52,346
Accounts payable	10,004	28,748
Accrued expenses and other liabilities	72,678	91,508
Total current liabilities	510,404	473,251
Non-current liabilities
Long-term debt	939,188	264,106
Lease liability - sale and leaseback vessels	221,380	871,469
Lease liability - IFRS 16	—	443,529
Other long-term liabilities	3,974	—
Total non-current liabilities	1,164,542	1,579,104
Total liabilities	1,674,946	2,052,355
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	745	727
Additional paid-in capital	3,097,054	3,049,732
Treasury shares	(1,131,225)	(641,545)
Retained earnings	587,132	97,894
Total shareholders' equity	2,553,706	2,506,808
Total liabilities and shareholders' equity	$4,228,652	$4,559,163

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022
Operating activities
Net income	$546,898	$637,251
Depreciation - owned or sale leaseback vessels	178,259	168,008
Depreciation - right of use assets	24,244	38,827
Reversal of previously recorded impairment	—	(12,708)
Amortization of restricted stock	47,340	20,397
Amortization of deferred financing fees	7,292	6,385
Non-cash debt extinguishment costs	8,320	6,604
Accretion of convertible notes	—	12,718
Net (gain) / loss on sales of vessels	(12,019)	66,486
Write-off of deposits on scrubbers	10,508	—
Accretion of fair value measurement on debt assumed in business combinations	1,128	2,106
Gain on Convertible Notes transactions	—	(481)
Share of income from dual fuel tanker joint venture	(5,950)	(679)
	806,020	944,914
Changes in assets and liabilities:
Decrease / (increase) in inventories	7,804	(7,522)
Decrease / (increase) in accounts receivable	73,201	(238,631)
Decrease / (increase) in prepaid expenses and other current assets	7,944	(10,205)
Decrease in other assets	2,884	19,492
Decrease in accounts payable	(16,748)	(4,482)
(Decrease) / increase in accrued expenses	(15,613)	65,767
	59,472	(175,581)
Net cash inflow from operating activities	865,492	769,333
Investing activities
Net proceeds from sales of vessels	64,878	607,693
Distributions from dual fuel tanker joint venture	1,822	493
Investment in dual fuel tanker joint venture	—	(1,750)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(23,089)	(34,480)
Net cash inflow from investing activities	43,611	571,956
Financing activities
Debt repayments	(1,224,529)	(971,622)
Issuance of debt	1,386,482	122,638
Debt issuance costs	(29,691)	(1,702)
Principal repayments on lease liability - IFRS 16	(516,127)	(79,502)
Repurchase / repayment of convertible notes	—	(83,968)
Decrease in restricted cash	783	4,008
Dividends paid	(57,661)	(23,313)
Repurchase of common stock	(489,679)	(161,373)
Net cash outflow from financing activities	(930,422)	(1,194,834)
(Decrease) / increase in cash and cash equivalents	(21,319)	146,455
Cash and cash equivalents at January 1,	376,870	230,415
Cash and cash equivalents at December 31,	$355,551	$376,870

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the year ended December 31, 2023 and 2022
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$237,452	$351,768	$959,349	$1,080,691

Average Daily Results
Fleet
TCE per revenue day (2)	$32,949	$45,679	$32,711	$34,878
Vessel operating costs per day (3)	$8,181	$8,289	$7,692	$7,460
Average number of vessels	111.5	113.0	112.4	118.9

LR2
TCE per revenue day (2)	$36,546	$52,023	$37,268	$37,548
Vessel operating costs per day (3)	$8,498	$8,547	$8,051	$7,593
Average number of vessels	39.0	39.0	39.0	40.6

LR1
TCE per revenue day (2)	N/A	N/A	N/A	$13,724
Vessel operating costs per day (3)	N/A	N/A	N/A	$7,474
Average number of vessels	N/A	N/A	N/A	3.3

MR
TCE per revenue day (2)	$31,195	$39,783	$30,461	$32,876
Vessel operating costs per day (3)	$8,027	$8,193	$7,523	$7,444
Average number of vessels	58.5	60.0	59.4	61.0

Handymax
TCE per revenue day (2)	$30,427	$52,065	$29,578	$39,253
Vessel operating costs per day (3)	$7,951	$7,952	$7,423	$7,144
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$5,988	$8,062	$23,089	$34,480

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of February 13, 2024

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Ruby	2012	49,990	—	SMRP (2)	MR	No
17	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
18	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Beryl	2013	49,990	—	SMRP (2)	MR	No
20	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	No
21	STI Larvotto	2013	49,990	—	SMRP (2)	MR	No
22	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
23	STI Opera	2014	49,990	—	SMRP (2)	MR	No
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
32	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
39	STI Tribeca	2015	49,990	—	SMRP (2) (7)	MR	Yes
40	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
49	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
52	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
53	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
54	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
55	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
56	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
57	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
58	STI Jardins	2018	49,990	1B	SMRP (2)	MR	No
59	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
63	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Marshall	2019	50,000	—	Time Charter (9)	MR	Yes
67	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
70	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
80	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
83	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
87	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
90	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
91	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
92	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes
93	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
99	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
100	STI Goal	2016	113,000	—	MPL (4)	LR2	Yes
101	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
102	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
103	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
105	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
106	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
107	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
108	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
111	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes

	Total Fleet DWT		7,752,202

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)	The Company has entered into an agreement to sell this vessel which is expected to close before the end of the first quarter of 2024.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(9)	This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(10)	This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(11)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(12)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(13)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.
(16)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(17)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(18)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2022 and 2023 were as follows:

Date paid	Dividend per common share
March 2022	$0.10
June 2022	$0.10
September 2022	$0.10
December 2022	$0.10
March 2023	$0.20
June 2023	$0.25
September 2023	$0.25
December 2023	$0.35

On February 13, 2024, the Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of March 27, 2024 to all shareholders of record as of March 8, 2024 (the record date). As of February 13, 2024, there were 53,107,765 common shares of the Company outstanding.
Conflict in Ukraine and Middle East
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and while thus far the impact has been favorable, it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the middle east, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. While thus far the impact of these events has been favorable to the demand for our vessels, it is also possible that it could have a material and adverse impact on our results of operations in the future.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 111 product tankers (39 LR2 tankers, 58 MR tankers and 14 Handymax tankers) with an average age of 8.0 years. The Company has entered into an agreement to sell one of its MR tankers within the first quarter of 2024. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2023 Financial Results Compared to the Fourth Quarter of 2022". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.

Reconciliation of Net Income to Adjusted Net Income

	For the three months ended December 31, 2023
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$120,890	$2.43		$2.34
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	7,272	0.15		0.14
Gain on sales of vessels	(4,892)	(0.10)		(0.09)
Acceleration of amortization of restricted stock	8,374	0.17		0.16
Write-off of deposits on scrubbers	10,508	0.21		0.20
Adjusted net income	$142,152	$2.85	(1)	$2.75

	For the three months ended December 31, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$264,403	$4.74	$4.37
Adjustments:
Reversal of previously recorded impairment	(12,708)	$(0.23)	$(0.21)
Write-offs of deferred financing fees and debt extinguishment costs	4,319	$0.08	$0.07
Adjusted net income	$256,014	$4.59	$4.24	(1)

(1) Summation difference due to rounding

	For the year ended December 31, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$546,898	$10.44	$10.03
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	16,525	0.32	0.30
Gain on sales of vessels	(12,019)	(0.23)	(0.22)
Acceleration of amortization of restricted stock	8,374	0.16	0.15
Write-off of deposits on scrubbers	10,508	0.20	0.19
Adjusted net income	$570,286	$10.89	$10.46	(1)

(1) Summation difference due to rounding

	For the year ended December 31, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$637,251	$11.49	$10.34
Adjustments:
Net loss on sales of vessels	66,486	$1.20	$1.05
Reversal of previously recorded impairment	(12,708)	$(0.23)	$(0.20)
Write-offs of deferred financing fees and debt extinguishment costs	11,463	$0.21	$0.18
Gain on repurchase of Convertible Notes	(481)	$(0.01)	$(0.01)
Adjusted net income	$702,011	$12.66	$11.36

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2023	2022
Net Income	$120,890	$264,403	$546,898	$637,251
Financial expenses	46,281	48,783	183,231	169,795
Financial income	(4,497)	(4,158)	(19,112)	(7,365)
Depreciation - owned or lease financed vessels	48,555	41,427	178,259	168,008
Depreciation - right of use assets	2,105	9,772	24,244	38,827
Write-off of deposits on scrubbers	10,508	—	10,508	—
Reversal of previously recorded impairment	—	(12,708)	—	(12,708)
Amortization of restricted stock	18,502	4,249	47,340	20,397
Net (gain) / loss on sales of vessels	(4,892)	—	(12,019)	66,486
Adjusted EBITDA	$237,452	$351,768	$959,349	$1,080,691

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com